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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For                          JUNE 4                                         1999
    -----------------------------------------------------------------------

                                QUEBECOR PRINTING INC.
--------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
         -----                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -----                    -----

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                                   PRESS RELEASE OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K
                                -----------------------



June 4, 1999 (# 8/99)

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                                [LETTERHEAD]

June 4, 1999                                                                8/99

FOR IMMEDIATE RELEASE

                      QUEBECOR PRINTING CLOSES PUBLIC OFFERING
                            OF SUBORDINATE VOTING SHARES


MONTREAL - Quebecor Printing announced today the closing of a public offering of
6.5 million Subordinate Voting Shares for net proceeds of CDN $225.6 million which were applied to the reduction of bank indebtedness.

The repayment will not reduce amounts available under the Company's committed credit facilities in the amount of US $1 billion. The Company also filed recently a shelf registration statement with respect to the issuance during a two-year period of long-term debt in an amount up to US $250 million. The closing of the equity offering, the recent refinancing of credit facilities and the launch of a commercial paper program combined with strong free cash flow from operations position Quebecor Printing very well for future growth.

"We are a leader in the consolidation of the printing industry globally. Acquisitions completed in the last two years in Sweden, Finland, Spain, Peru, Colombia and Spain positioned us as one of the largest commercial printers in Europe and South America," said Charles G. Cavell, President and Chief Executive Officer of Quebecor Printing. "In Europe and North America, the printing industry still remains very fragmented and we expect the market to enter a new phase of consolidation. The implementation of our financial strategic plan which raised approximately CDN $2 billion provides Quebecor Printing with the financial flexibility to fund current operations and future growth, including strategic acquisitions."

The Company has discussions with a number of parties at different levels of progress in relation to potential business acquisitions and investments. Quebecor Printing currently has no commitments or agreements with respect to any material acquisition.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.
                                     - 30 -

For more information :

Christian M. Paupe
Executive Vice-President
Quebecor Printing Inc.
Tel. (514) 954-0101
     (800) 567-7070

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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:       (s)     CLAUDINE TREMBLAY
                        --------------------------------
                    Name:          Claudine Tremblay
                    Title:         Assistant Secretary




Date: June 4, 1999

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June 4, 1999

SECURITIES AND EXCHANGE COMMISSION
Attention: Filing Desk
Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


SUBJECT:  QUEBECOR PRINTING INC. (THE "COMPANY")
          REPORT ON FORM 6-K
          --------------------------------------

Ladies and Gentlemen:


We are pleased to enclose herewith for filing one manually signed and seven conformed copies of a Report of Foreign Private Issuer on Form 6-K.

By copy of this letter, the Company will file with The New York Stock Exchange, Inc., one manually executed copy of the enclosed Report on Form 6-K.

Kindly acknowledge receipt of this letter and the enclosed documents by date-stamping the enclosed copy of this letter and returning it to the undersigned.


Very truly yours,



(Signed):  CLAUDINE TREMBLAY

Claudine Tremblay
Assistant Secretary

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Encls.